Exhibit 99.1

Hi everyone,

My name is Michael Jerch and I am a Specialist here on the Masterworks acquisitions team.

I am delighted to announce our newest offering, a painting by the young American painter, Shara Hughes. The Brooklyn-based artist is known for her expressive, imagined landscapes and surreal interiors.

The artist’s auction market has seen considerable growth in recent years and between July 2021 to June 2022, Hughes ranked 13th among all contemporary artists in terms of total auction turnover at $32 million. In 2022, Hughes held major solo exhibitions at the FLAG Art Foundation in New York and the Kunstmuseum in Switzerland.

To provide investment quality paintings by the artist, our acquisitions team has reviewed 50 examples of Hughes’ work from around the world, many of which are priced in excess of $1 million. Of these examples, this is the third we have selected to be offered on the Masterworks platform.

The offering is titled “xJxuxsxtx xAxnxoxtxhxexrx xPxrxextxtxyx xFxaxcxex” and was executed by Hughes in 2019. The painting depicts a landscape scene where vibrant flowers bloom and intertwine to create a complex, layered composition. Constructed through expressive brushwork and layers of vivid color, Hughes’s canvases are reminiscent of artists like David Hockney and Georgia O’Keeffe.

This painting was included in the artist’s first major solo show at a US museum, the exhibition entitled “Shara Hughes: On Edge,” which ran at the Contemporary Art Museum St. Louis from September 2021 until February 2022. The exhibition was a survey of the artist’s career over the prior seven years and “xJxuxsxtx xAxnxoxtxhxexrx xPxrxextxtxyx xFxaxcxex” was the artwork selected for press surrounding the show.

As of February 2023, “invented” landscapes similar in period and scale to the Painting have achieved prices in excess of $1.5 million at auction. “Spins from Swiss” (2017) sold for just under $3 million at Christie’s, New York in May 2022, “Naked Lady” (2019) sold for $2.7 million at Sotheby’s, London in March 2022 and “Ignoring the Present” (2018), which is the same size as the Painting, sold for $1.7 million at Sotheby’s, New York in March 2022. These works represent the artist’s top three auction records, respectively.

Between October 2018 to November 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 45.7%. Between April 2013 to September 2022, the record auction price for Hughes’ works has grown at a compound annualized rate of 98.2%.